                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)

                        Optical Radiation Corporation
                               (Name of Issuer)

                        Common Stock, Par Value $0.50
                        (Title of Class of Securities)

                                    6838361
                     (CUSIP Number of Class of Securities

                              Martin E. Franklin
                          Benson Eyecare Corporation
                                  Suite B-302
                           555 Theodore Fremd Avenue
                             Rye, New York  10580
                                (914) 967-9400

                (Name, Address and Telephone Number of Person)
               Authorized to Receive Notices and Communications

                                  Copies to:

                             William J. Grant, Jr.
                           Willkie Farr & Gallagher
                             153 East 53rd Street
                              New York, NY  10022
                                (212) 821-8000


                                  May 11, 1994
                         (Date of Event which Requires
                           Filing of this Schedule)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following:

     Check the following box if a fee is being paid with this statement: / /




















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                                 SCHEDULE 13D

CUSIP No.   6838361

1    NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Benson Partners I, L.P.
         13-3744098

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                               (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS*

          WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                    7    SOLE VOTING POWER

                              - 0 - shares of Common Stock (See Item 5)

NUMBER OF           8    SHARED VOTING POWER
SHARES
BENEFICIALLY                  529,950 shares of Common Stock (See Item 5)
OWNED BY
EACH                9    SOLE DISPOSITIVE POWER
REPORTING
PERSON                        - 0 - shares of Common Stock (See Item 5)
WITH
                    10   SHARED DISPOSITIVE POWER

                              529,950 shares of Common Stock (See Item 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

          See Item 5 below

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                               / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          See Item 5 below

14   TYPE OF REPORTING PERSON*

          PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP No.   6838361

1    NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Benson Services, Inc.
          13-3741354

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                               (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS*

           AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                    7    SOLE VOTING POWER

                              - 0 - shares of Common Stock (See Item 5)

NUMBER OF           8    SHARED VOTING POWER
SHARES
BENEFICIALLY                  529,950 shares of Common Stock (See Item 5)
OWNED BY
EACH                9    SOLE DISPOSITIVE POWER
REPORTING
PERSON                        - 0 - shares of Common Stock (See Item 5)
WITH
                    10   SHARED DISPOSITIVE POWER

                              529,950 shares of Common Stock (See Item 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

          See Item 5 below

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                               / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          See Item 5 below

14   TYPE OF REPORTING PERSON*

          CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No.   6838361

1    NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Benson Eyecare Corporation
          13-3368387

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                               (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS*

          AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                    7    SOLE VOTING POWER

                              - 0 - shares of Common Stock (See Item 5)

NUMBER OF           8    SHARED VOTING POWER
SHARES
BENEFICIALLY                  529,950 shares of Common Stock (See Item 5)
OWNED BY
EACH                9    SOLE DISPOSITIVE POWER
REPORTING
PERSON                        - 0 - shares of Common Stock (See Item 5)
WITH
                    10   SHARED DISPOSITIVE POWER

                              529,950 shares of Common Stock (See Item 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

          See Item 5 below

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                               / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          See Item 5 below

14   TYPE OF REPORTING PERSON*

          CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.






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     This Amendment No. 3 to Schedule 13D is being filed on behalf of Benson
Partners I, L.P., Benson Services, Inc. and Benson Eyecare Corporation (collectively, the "Reporting Entities") relating to the purchase by the Reporting Entities of shares (the "Acquired Shares") of common stock, par value $0.50 per share (the "Common Stock"), of Optical Radiation Corporation, a California corporation (the "Company"); and should be read in conjunction with the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on January 13, 1994, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on February 22, 1994 and by Amendment No. 2 to
Schedule 13D filed with the Commission on April 18, 1994.

Item 4.  Purpose of Transaction.

     Item 4 is hereby amended and restated as follows:

     The Reporting Entities have purchased the Acquired Shares as an investment and may from time to time acquire or dispose of additional shares of Common Stock through open market or privately negotiated transactions depending on existing market and economic conditions. The Reporting Entities intend to review their investment in the Company on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Entities and other factors considered relevant, may decide to increase or decrease the size of their investment in the Company.

     On February 17, 1994, the Company announced that it had engaged an independent financial advisor to advise it on strategic plans, including valuing the Company for a possible sale, a potential spinoff of the Company's consumer optical business, a corporate reorganization or a possible joint venture. In evaluating the possible sale of the Company, the Company's financial advisor has requested Benson Eyecare to submit an offer for all or part of the Company on or prior to May 16, 1994 for consideration by the Company. On May 11, 1994, Benson Eyecare informed the Company in writing of its offer to purchase, subject to the satisfaction of certain conditions, all the outstanding shares of the Company's Common Stock for a purchase price of $21 per share, consisting of $17 in cash and $4 in Benson Eyecare common stock. A copy of Benson Eyecare's offer is attached hereto as Exhibit I.

     Except as described above, the Reporting Entities have no present plans or proposals with respect to any material change in the Company's business or corporate structure or any other action referred to in clauses (a) through (j) of Item 4 of Schedule 13D.























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                                   SIGNATURE


     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  May 11, 1994


                                   BENSON PARTNERS I, L.P.

                                   By:  Benson Services, Inc.
                                        General Partner



                                   By: /s/ Martin E. Franklin
                                       President


                                   BENSON SERVICES, INC.



                                   By: /s/ Martin E. Franklin
                                       President


                                   BENSON EYECARE CORPORATION



                                   By: /s/ Martin E. Franklin
                                       Chairman




















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